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                           June 24, 2024

       Qiang Ding
       Chief Executive Officer
       Intchains Group Limited
       c/o Building 16, Lane 999,
       Xinyuan South Road, Lin-Gang Special Area,
       Pudong, Shanghai, 201306,
       People   s Republic of China

                                                        Re: Intchains Group
Limited
                                                            Amendment No. 1 to
Registration Statement on Form F-3
                                                            Filed June 21, 2024
                                                            File No. 333-279865

       Dear Qiang Ding:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 10, 2024 letter.

       Amendment No. 1 to Registration Statement on Form F-3 filed June 21,
2024

       Undertakings, page II-1

   1. We note your response to prior comment 5 and reissue the comment in part. Please revise to include the
undertaking contained in Item 512(j) of Regulation S-K.
 Qiang Ding
FirstName  LastNameQiang
Intchains Group Limited Ding
Comapany
June       NameIntchains Group Limited
     24, 2024
June 24,
Page 2 2024 Page 2
FirstName LastName
       Please contact Patrick Fullem at 202-551-8337 or Jennifer Angelini at 202-551-3047 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Ning Zhang, Esq.